Rec. Jul 25, 2023 RMS

23003228

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SEC FILE NUMBER
8-68445

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: One Amherst Partners, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

255 East Brown Street, Suite 120
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles E. Chandler III	248-642-5660	chandler@amherstpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd., Ste 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Charles E. Chandler III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of One Amherst Partners, L.L.C., as of 3/31, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORIE MORAN
Public, State of Michigan
County of Oakland
Commission Expires 04-27-2026
in the County of Oakland

Signature: [signature]

Title:
President / CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

One Amherst Partners, L.L.C.

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5
March 31, 2023

One Amherst Partners, L.L.C.

Contents

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of One Amherst Partners, L.L.C. (the "Company") as of March 31, 2023, and the related statements of operations, statement of member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of One Amherst Partners, L.L.C. as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as One Amherst Partners, L.L.C.'s auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
June 30, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

One Amherst Partners, L.L.C.

Statement of Financial Condition

March 31,		**2023**
Assets		
Cash	**$**	**12,641**
Flex-funding account		**1,642**
Total Assets	**$**	**14,283**
Liabilities and Member's Equity		
Member's Equity	**$**	**14,283**
Total Liabilities and Member's Equity	**$**	**14,283**

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

One Amherst Partners, L.L.C.

Statement of Operations

For the Year Ended March 31,		2023
Revenue	$	-
Expenses		
Regulatory costs		19,828
Wages		6,842
Rent		3,061
Other		8,006
Total Expenses		37,737
Net Loss	$	(37,737)

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

One Amherst Partners, L.L.C.

Statement of Changes in Member's Equity

For the Year Ended March 31,		**2023**
Balance, April 1, 2022	**$**	**14,636**
Capital Contributions		**37,384**
Net Loss		**(37,737)**
Balance at March 31, 2023	**$**	**14,283**

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

One Amherst Partners, L.L.C.

Statement of Cash Flows

For the Year Ended March 31,		2023
Cash Flows Used in Operating Activities		
Net Loss	$	(37,737)
Flex-funding account		353
Net Cash Used in Operating Activities		(37,384)
Cash Flows From Financing Activities		
Capital Contributions		37,384
Net Cash Provided by Financing Activities		37,384
Net change in Cash		-
Cash at March 31, 2022		12,641
Cash at March 31, 2023	$	12,641

See Report of Independent Registered Public Accounting Firm and accompanying Notes to Financial Statements.

1. Organization and Summary of Significant Accounting Policies

One Amherst Partners, L.L.C. ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States. The Company earns income primarily related to merger and acquisition transactions and, to a lesser extent, for making Capital Private Placements.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code. ACP includes the Company's taxable income or loss in its tax return. Accordingly, no federal income tax is recognized by the Company. The income tax returns are subject to examination by taxing authorities, generally for three years after the date they were filed.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At March 31, 2023, the Company had net capital of $12,641, which was $7,641 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0% at March 31, 2023.

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report – Part IIA as of March 31, 2023.

3. Related Party Transactions

Many of the Company's expenses are allocations from ACP or payments made by ACP on the Company's behalf. Related party expenses totaled $37,384 for the year ended March 31, 2023. $0 was due to ACP at March 31, 2023. Results of operations could differ from amounts in the accompanying financial statements if this agreement did not exist.

4. Exemption

The LLC does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The LLC did not maintain possession or control of any customer funds or securities during the year ended March 31, 2023. As a result the LLC is not required to provide additional information with respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission or Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission.

5. Revenue

The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company provides financial advisory services for mergers and acquisitions, private capital raising and other financial advisory services. Revenue for these services is recognized at the point in time that the performance under the engagement letter is completed (typically the closing date of the transaction) or the engagement is terminated.

Most engagements may contain non-refundable retainer fees which are fixed and payable for services previously rendered. For retainers paid in advance, revenue is deferred until performance is complete in accordance with the terms of the engagement letter. There was no deferred revenue at March 31, 2023.

The Company recognizes revenue upon project completion. There was no revenue recognized for the year ended March 31, 2023.

6. Subsequent Events

The Company has evaluated subsequent events through June 30, 2023, the date the financial statements were issued.

Supplemental Information

One Amherst Partners, L.L.C.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

As of March 31, 2023

Total Member's Equity		
Member's Equity	$	14,283
Member's Equity Not Allowable for Net Capital		-
		14,283
Deductions - Non Allowable		1,642
Net Capital		12,641
Minimum Net Capital		5,000
Excess Net Capital	$	7,641
Computation of Aggregate Indebtedness		
Total Liabilities from the statement of financial condition	$	-
Percentage of Aggregate Indebtedness to Net Capital		0%

No material discrepancies exist between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

See accompanying Report of Independent Registered Public Accounting Firm.

One Amherst Partners, L.L.C.
Schedule II - Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

As of March 31, 2023

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

See accompanying Report of Independent Registered Public Accounting Firm.

One Amherst Partners, L.L.C.
Schedule III - Information Relating To The Possession Or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

As of March 31, 2023

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

See accompanying Report of Independent Registered Public Accounting Firm.

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) One Amherst Partners, L.L.C. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) One Amherst Partners, L.L.C., is filing this Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not cary PAB accounts (asa defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

One Amherst Partners, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about One Amherst Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory, LLC

Saint Louis, Missouri
June 30, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

ONE AMHERST PARTNERS, L.L.C.
EXEMPTION REPORT
YEAR ENDED MARCH 31, 2023

We, as members of management of.ONE AMHERST PARTNERS, L.L.C. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions") and the related guidancein Footnote 74 of SEC release No. 34-70073. Based on this evaluation we make the following statementsto the best knowledge and belief of the Company:

The Company does not claim an exemption from 17 C.F.R.§ 240.15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.

During the reporting period:

1. The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
2. The Company engaged solely in the following activities:
   a. M&A advisory services
   b. Private placements of securities
   c. Other

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the year ended March 31, 2023, without exception.

ONE AMHERST PARTNERS, L.L.C.

Charles Chandler
Charles Chandler (Jun 28, 2023 16:40 EDT)

CHARLES CHANDLER, CEO

Jun 28, 2023

Date